Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Bellerophon Therapeutics, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-202069) on Form S-8 of Bellerophon Therapeutics, Inc. of our report dated March 31, 2015, with respect to the consolidated balance sheets of Bellerophon Therapeutics LLC as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive loss, changes in members’ equity and invested equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2014, which report appears in the December 31, 2014 annual report on Form 10-K of Bellerophon Therapeutics, Inc.

/s/ KPMG LLP

Short Hills, New Jersey
March 31, 2015